UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER
333-117335
333-117355-40

CUSIP NUMBER

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended: March 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
PART II — RULES 12b-25(b) AND (c)
PART III — NARRATIVE
PART IV — OTHER INFORMATION

PART I — REGISTRANT INFORMATION
Calpine Generating Company, LLC
CalGen Finance Corp. and
Each of the Additional Registrants listed below
(collectively, the “Registrants”)
TABLE OF ADDITIONAL REGISTRANTS

	State of		I.R.S. Employer
	Incorporation	Commission File	Identification
Registrant	or Organization	Number	Number
CalGen Expansion Company, LLC	Delaware	333-117335-39	77-0555127
Baytown Energy Center, LP	Delaware	333-117335-38	77-0555135
Calpine Baytown Energy Center GP, LLC	Delaware	333-117335-37	77-0555133
Calpine Baytown Energy Center LP, LLC	Delaware	333-117335-36	77-0555138
Baytown Power GP, LLC	Delaware	333-117335-35	86-1056699
Baytown Power, LP	Delaware	333-117335-34	86-1056708
Carville Energy LLC	Delaware	333-117335-33	36-4309608
Channel Energy Center, LP	Delaware	333-117335-32	77-0555137
Calpine Channel Energy Center GP, LLC	Delaware	333-117335-31	77-0555139
Calpine Channel Energy Center LP, LLC	Delaware	333-117335-09	77-0555140
Channel Power GP, LLC	Delaware	333-117335-08	86-1056758
Channel Power, LP	Delaware	333-117335-07	86-1056755
Columbia Energy LLC	Delaware	333-117335-06	36-4380154
Corpus Christi Cogeneration LP	Delaware	333-117335-05	36-4337040
Nueces Bay Energy LLC	Delaware	333-117335-04	36-4216016
Calpine Northbrook Southcoast Investors, LLC	Delaware	333-117335-03	36-4337045
Calpine Corpus Christi Energy GP, LLC	Delaware	333-117335-02	86-1056770
Calpine Corpus Christi Energy, LP	Delaware	333-117335-30	86-1056497
Decatur Energy Center, LLC	Delaware	333-117335-29	77-0555708

	State of		I.R.S. Employer
	Incorporation	Commission File	Identification
Registrant	or Organization	Number	Number
Delta Energy Center, LLC	Delaware	333-117335-28	95-4812214
CalGen Project Equipment Finance Company Two, LLC	Delaware	333-117335-27	77-0585399
Freestone Power Generation LP	Texas	333-117335-26	76-0608559
Calpine Freestone, LLC	Delaware	333-117335-25	77-0486738
CPN Freestone, LLC	Delaware	333-117335-24	77-0545937
Calpine Freestone Energy GP, LLC	Delaware	333-117335-23	86-1056713
Calpine Freestone Energy, LP	Delaware	333-117335-22	86-1056720
Calpine Power Equipment LP	Texas	333-117335-21	76-0645514
Los Medanos Energy Center, LLC	Delaware	333-117335-20	77-0553164
CalGen Project Equipment Finance Company One, LLC	Delaware	333-117335-19	77-0556245
Morgan Energy Center, LLC	Delaware	333-117335-18	77-0555141
Pastoria Energy Facility L.L.C	Delaware	333-117335-17	77-0581976
Calpine Pastoria Holdings, LLC	Delaware	333-117335-16	77-0559247
Calpine Oneta Power, L.P	Delaware	333-117335-15	75-2815392
Calpine Oneta Power I, LLC	Delaware	333-117335-14	75-2815390
Calpine Oneta Power II, LLC	Delaware	333-117335-13	75-2815394
Zion Energy LLC	Delaware	333-117335-12	36-4330312
CalGen Project Equipment Finance Company Three LLC	Delaware	333-117335-11	10-0008436
CalGen Equipment Finance Holdings, LLC	Delaware	333-117335-10	77-0555519
CalGen Equipment Finance Company, LLC	Delaware	333-117335-01	77-0555523

Full Name of Registrant

Former Name if Applicable
50 West San Fernando Street

Address of Principal Executive Office (Street and Number)
San Jose, CA 95113

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)
     Calpine Generating Company, LLC, CalGen Finance Corp. and the other registrants listed on the Table of the Additional Registrants attached hereto (collectively, the “Registrants”) are filing this Form 12b-25 with respect to their Form 10-Q for the period ended March 31, 2006 (the “3/31/06 10-Q”), because they need additional time to complete their quarter end close process and to complete the financial statements to be included in the3/31/06 10-Q.
     The Registrants filed for protection under Chapter 11 of the U.S. Bankruptcy Code on December 20, 2005. Since that time, the Registrants, together with Calpine Corporation (“Calpine”) and Calpine’s other subsidiaries that have also filed for bankruptcy, have been immersed in bankruptcy-related matters, including valuation of assets, preparation of financial projections and formulation and preparation of disclosure materials to the United States Trustee’s office and the Bankruptcy Court, and formulating a plan of reorganization. At the same time, the Registrants have experienced the resignation of certain key personnel within their accounting organization, including, in particular, the resignations of certain key personnel in their financial reporting functions. Due to such attrition, as well as the additional time required to complete their financial statements to be included in their periodic reports as a result of, among other things, the complexities of bankruptcy accounting, the process of impairment testing and estimating the fair value of impaired assets, and the evaluation of deferred tax assets, the Registrants require additional time to complete their quarter end close process and to complete the financial statements. Accordingly, the Registrants will not be able to file their 3/31/06 10-Q in a timely manner without unreasonable effort or expense. The Registrants are making diligent efforts to file their 3/31/06 10-Q as soon as reasonably practicable. However, the Registrants believe that, despite such efforts, it is likely that they will not be able to complete their financial statements and file the 3/31/06 10-Q by May 22, 2006; the Registrants will file the 3/31/06 10-Q as soon as reasonably practicable after that date.
     The Registrants have not yet been able to file their Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”). The Registrants are diligently working to file that report as soon as possible.
     As management finalizes its consolidated financial statements for the 2005 Form 10-K, control deficiencies may be identified and those deficiencies may also individually and in the aggregate constitute one or more material weaknesses. The existence of one or more material weaknesses as of December 31, 2005 and March 31, 2006, will preclude a conclusion by management that the Registrants’ internal control over financial reporting was effective as of that date. A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.
     Further, due to the Registrants’ bankruptcy filing on December 20, 2005, and the uncertainties related to the fact that the Registrants have not yet had time to complete and have approved a plan of reorganization, the Registrants expect to receive an explanatory paragraph in the audit opinion of their financial statements as of and for the year ended December 31, 2005 describing substantial doubt about their ability to continue as a going concern.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Scott J. Davido	408	794-4379

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐     No ☑
•	Annual Report on Form 10-K for the year ended December 31, 2005
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑     No ☐
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Calpine Generating Company, LLC
CalGen Finance Corp.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2006	By:	/s/ Charles B. Clark, Jr. Charles B. Clark, Jr.
Senior Vice President, Controller and
Chief Accounting Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
GENERAL INSTRUCTIONS
1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).
ATTACHMENT
Significant Change in Results of Operations
          The Registrants expect an increased net loss compared to the loss in the same period in the prior year; the Registrants expect that the net loss in the quarter ending March 31, 2006 will be approximately $52 million compared to a net loss of $30.8 million in the same period in the prior year.